SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company (Issuer))

KOCH FOREST PRODUCTS, INC.

KOCH INDUSTRIES, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $.80 per Share

(Titles of Classes of Securities)

373298108

(CUSIP Number of Class of Securities)

Steven J. Feilmeier

Senior Vice President - Chief Financial Officer

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

(316) 828-5500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

Tye G. Darland, Esq. Raffaele G. Fazio, Esq. Koch Industries, Inc. 4111 East 37th Street North Wichita, Kansas 67220 (316) 828-5500	Mark D. Gerstein, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,767,500,272	$1,502,735

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 265,989,589 shares of common stock, par value $.80 per share, of Georgia-Pacific at a purchase price of $48.00 per share. Such number of shares consists of (i) 259,137,551 shares of common stock issued and outstanding (net of shares of restricted stock that are subject to transferability restrictions), and (ii) 6,852,038 shares that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire Georgia-Pacific shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00011770 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,502,735	Filing Party: Koch Industries, Inc.
Form or Registration No. Schedule TO-T	Date Filed: November 17, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2005, by Koch Forest Products, Inc., a Georgia corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Koch Industries”), and Koch Industries, relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.80 per share (the “Shares”), of Georgia-Pacific Corporation, a Georgia corporation (“Georgia-Pacific”), at a purchase price of $48.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 2005, as amended through the date hereof (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Amendments to Offer to Purchase

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) Section 15 (“Certain Legal Matters”) of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of the sub-section captioned “Antitrust Matters—Canada” in Section 15 of the Offer to Purchase:

“On November 23, 2005, the Commissioner issued an ARC under Section 102 of the Canadian Competition Act in connection with the Offer. The issuance of this ARC satisfies the Canadian Condition to the Offer.”

(2) Section 17 (“Legal Proceedings”) of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of Section 17 of the Offer to Purchase:

“On November 22, 2005, Mr. Stewart Simon and Mr. Jeffrey Simon, each a purported holder of Shares, filed an amended class action complaint with respect to the action originally filed on November 16, 2005. The amended complaint names the Purchaser, Koch Industries and Georgia-Pacific’s financial advisor as additional parties. The amended complaint alleges, among other things and in addition to the allegations in the original complaint, that the Purchaser and Koch Industries aided and abetted asserted breaches of fiduciary duties by the members of Georgia-Pacific’s board of directors. The Purchaser and Koch Industries believe that the allegations in the amended complaint against them are without merit and intend to vigorously defend the action. This summary and description of the amended complaint are qualified in their entirety by reference to the amended complaint, which has been filed as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference.”

Miscellaneous

Item 11 of the Statement is amended and supplemented by adding the following to the end thereof:

“On November 25, 2005, Koch Industries issued a press release announcing that, on November 23, 2005, the Canadian Competition Bureau issued an advance ruling certificate in connection with the Offer. The issuance of the advance ruling certificate satisfies the Canadian Condition to the Offer. A copy of the press release is filed as Exhibit (a)(1)(K) to the Statement and is incorporated herein by reference.”

Item 12 of the Statement is amended and supplemented by adding the following:

“(a)(1)(K) Press Release issued by Koch Industries on November 25, 2005.”

“(d)(4) Amended Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Stewart Simon and Jeffrey Simon, individually and on behalf of all those similarly situated, v. Georgia-Pacific Corporation, James S. Balloun; Thomas D. Bell; Jon A. Boscia; Barbara L. Bowles, et al., Case No. 2005CV108796, filed November 22, 2005.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOCH INDUSTRIES, INC.

By:	/s/ STEVEN J. FEILMEIER
Name:	Steven J. Feilmeier
Title:	Senior Vice President - Chief Financial Officer

KOCH FOREST PRODUCTS, INC.

By:	/s/ STEVEN J. FEILMEIER
Name:	Steven J. Feilmeier
Title:	Vice President

Date: November 25, 2005

EXHIBIT INDEX

(a	)(1)(A)	Offer to Purchase, dated November 17, 2005.*

(a	)(1)(B)	Letter of Transmittal.*

(a	)(1)(C)	Notice of Guaranteed Delivery.*

(a	)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a	)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a	)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a	)(1)(G)	Press Release issued by Koch Industries on November 13, 2005 (incorporated by reference to the Schedule TO-C filed by Koch Industries with the SEC on November 14, 2005).

(a	)(1)(H)	Press Release issued by Koch Industries on November 17, 2005.*

(a	)(1)(I)	Summary Advertisement published November 17, 2005.*

(a	)(1)(J)	Press Release issued by Koch Industries on November 21, 2005.**

(a	)(1)(K)	Press Release issued by Koch Industries on November 25, 2005.

(b	)(1)	Commitment Letter, dated November 2, 2005, between Citigroup Global Markets Inc. and Koch Industries.*

(b	)(2)	Amended and Restated Commitment Letter, dated November 13, 2005, between Citigroup Global Markets Inc., Koch Forest Products Holding, LLC and the Purchaser.*

(c	)	Not applicable.

(d	)(1)	Agreement and Plan of Merger, dated as of November 13, 2005, among Koch Industries, the Purchaser and Georgia-Pacific.*

(d	)(2)	Confidentiality Agreement, dated October 12, 2005, by and between Georgia-Pacific and Koch Industries.*

(d	)(3)	Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Stewart Simon and Jeffrey Simon, individually and on behalf of all those similarly situated, v. Georgia-Pacific Corporation, James S. Balloun; Thomas D. Bell; Jon A. Boscia; Barbara L. Bowles, et al., Case No. 2005CVI08796, filed November 16, 2005.*

(d	)(4)	Amended Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Stewart Simon and Jeffrey Simon, individually and on behalf of all those similarly situated, v. Georgia-Pacific Corporation, James S. Balloun; Thomas D. Bell; Jon A. Boscia; Barbara L. Bowles, et al., Case No. 2005CVI08796, filed November 22, 2005.

(e	)	Not applicable.

(f	)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.

*	Previously filed with the Statement on November 17, 2005.

**	Previously filed with Amendment No. 1 to the Statement on November 21, 2005.